UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41225

VIZSLA SILVER CORP.

(Registrant)

Suite 700, 1090 West Georgia Street

Vancouver, British Columbia V6E 3V7 Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIZSLA SILVER CORP.
(Registrant)

Date: June 5, 2024	By	/s/ Michael Konnert
Michael Konnert
Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	News Release dated June 5, 2024 - INDEPENDENT PROXY ADVISORY FIRMS, ISS AND GLASS LEWIS, RECOMMEND VIZSLA SILVER SHAREHOLDERS VOTE FOR THE PROPOSED ARRANGEMENT WITH VIZSLA ROYALTIES CORP. AT THE UPCOMING SPECIAL MEETING OF SHAREHOLDERS